Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:	INVESTOR CONTACTS:
Biogen Idec Naomi Aoki Ph: +1 617 914 6584 Elan Mary Stutts Ph: +1 650 794 4403 Miriam Mason Ph: +1 650 877 7616	Biogen Idec Eric Hoffman Ph: +1 617 679 2812 Elan Chris Burns Ph: + 353 1 709 4444 Ph: 800 252 3526 David Marshall Ph: +353 1 709 4444

WORLD-RENOWNED YOGI BARON BAPTISTE UNVEILS NEW PROGRAM TO HELP
PEOPLE WITH MULTIPLE SCLEROSIS

-- My MS Yoga is designed to help people better manage one of the most common neurological disorders, which often strikes in the prime of life --

Cambridge, Mass. – Jan. 11, 2010 – Baron Baptiste, bestselling author and founder of Baptiste Power Vinyasa Yoga, and Dr. Elliot Frohman, one of the world’s leading authorities on multiple sclerosis (MS), have teamed up to develop My MS Yoga, a new program created especially for people with multiple sclerosis. My MS Yoga is an at-home exercise program that can be tailored to meet MS patients’ needs depending on how they are feeling on any given day.

“We designed My MS Yoga to make the many benefits of yoga available to most people with multiple sclerosis through a free DVD,” said Baron Baptiste. “A key part of the My MS Yoga program is the emphasis on accessibility with modifications. It encourages people with multiple sclerosis to begin at a comfortable level and advance at their own pace, allowing them to modify the poses based on how they feel.”

My MS Yoga is designed for people with multiple sclerosis of varying levels of ability, offering modified yoga poses to help decrease muscle weakness and stiffness; reduce spasticity and other common multiple sclerosis symptoms, and enhance strength, balance, flexibility and coordination.  The goal of the program is to help people with multiple sclerosis stay physically active so they can do simple things most people take for granted, such as walking, grocery shopping or helping their child get ready for school.

-MORE-

Page 2   World-Renowned Yogi Baron Baptiste Unveils New Program to Help People with Multiple Sclerosis

“The medical community has long acknowledged that effective treatments are key to managing disease progression and alleviating the physical and mental symptoms of MS,” said Elliot Frohman, M.D., Ph.D., FAAN, director of the Multiple Sclerosis Program and Clinical Center at
the University of Texas Southwestern Medical Center at Dallas.  “What’s been under-recognized is the importance of overall wellness, including exercise, a positive attitude and healthy lifestyle.  Because yoga focuses on so many specific areas and symptoms that affect people with multiple sclerosis, I believe it’s an ideal form of exercise.”

Every week, about 200 people are diagnosed with multiple sclerosis, one of the most common neurological disorders affecting more than 400,000 people nationally. More than half of the approximately 16 million adults in the United States who practice yoga are between 20 and 50 years old – the same age at which many people with multiple sclerosis first experience symptoms of the disease. My MS Yoga brings the MS community a modern and relevant exercise regimen to incorporate into their fitness routine. As always, people should consult with their physicians before beginning any new exercise program.

“My MS Yoga has been great for me because it shows me modified poses so I can adjust as needed, and the focus on stretching is really important for my MS,” said Kendall Freeman, a busy 24-year-old mom with multiple sclerosis. “Finding the right treatment regimen with Tysabri has enabled me to manage my MS so I can do everyday activities, including my favorite exercise, yoga. Now I can keep up with my two young daughters and be active again.”

In the coming months, Baptiste will be personally teaching My MS Yoga to people with multiple sclerosis in several U.S. cities. Additional information about the program and how to order a free copy of the DVD is available at www.MyMSYoga.com.

Baron Baptiste and Dr. Elliot Frohman were contracted to help develop the My MS Yoga program by Biogen Idec (NASDAQ: BIIB) and Elan Pharmaceuticals, Inc. (NYSE: ELN), sponsors of this important initiative for people with multiple sclerosis. Kendall Freeman, a patient with multiple sclerosis, is a volunteer whose appearance on the My MS Yoga DVD was made possible by Biogen Idec and Elan.

About Baron Baptiste
For more than 20 years, Baron Baptiste has been an inspirational yoga teacher, author, trainer and leader in the realm of personal growth. He founded Baptiste Power Vinyasa Yoga in the 1980s and has influenced the lives of hundreds of thousands of people, from celebrities Helen Hunt, Elizabeth Shue and Raquel Welch to Philadelphia Eagles players to students across the world, through his bestselling books and video/audio products, public speaking engagements, trainings, workshops, transformational programs and appearances.

About Dr. Frohman
Elliot Frohman, M.D., Ph.D., FAAN, is one of the world’s leading authorities on the treatment of multiple sclerosis and a long-time practitioner of yoga. He is the director of the Multiple Sclerosis Program & Multiple Sclerosis Clinical Center at the University of Texas Southwestern Medical Center at Dallas, where he also serves as a professor of neurology and ophthalmology.

-MORE-

Page 3   World-Renowned Yogi Baron Baptiste Unveils New Program to Help People with Multiple Sclerosis

He is the Irene Wadel and Robert Atha Distinguished Chair in Neurology and holds the Kenney Marie Dixon-Pickens Distinguished Professorship in Multiple Sclerosis Research.

About My MS Yoga
The My MS Yoga DVD features three different full-length practices so that people with multiple sclerosis can follow along at home. Throughout each class, Baron encourages the MS patients participating in the videos – and all people with multiple sclerosis – to work at a level that is best for them based on how they’re feeling that day. He also offers tips on how to adapt the poses accordingly.
•	My MS Yoga Foundations shows more simplified yoga poses that can benefit those who are new to yoga or are well-suited for those days when a slower pace is preferred.
•	My MS Yoga Transformations features more advanced poses for those days when a more intense session is preferred.
•	My MS Yoga Restorations demonstrates how to use breath to reduce stress, release muscle tension and refresh mind and body.
Additional information is available at www.MyMSYoga.com.

About TYSABRI
TYSABRI is approved in more than 45 countries. In the U.S., it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS. According to data from the Phase III AFFIRM trial published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate, when compared with placebo, and reduced the relative risk of disability progression by 42-54 percent (p<0.001).

TYSABRI is redefining success in the treatment of MS. In post-hoc analyses of the Phase III AFFIRM trial and as published in The Lancet Neurology, 37 percent of TYSABRI-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to seven percent of placebo-treated patients. In addition, data has been presented showing that treatment with TYSABRI significantly increased the probability of sustained improvement in disability in patients with a baseline expanded disability status scale (EDSS) score = 2.0 by 69 percent relative to placebo.

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain. The risk of PML increases with increasing duration of use. Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has been reported in patients treated with TYSABRI in the post-marketing setting. Common adverse events reported in TYSABRI-treated MS patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain and rash.

-MORE-

Page 4   World-Renowned Yogi Baron Baptiste Unveils New Program to Help People with Multiple Sclerosis

TYSABRI is co-marketed by Biogen Idec Inc. and Elan Pharmaceuticals, Inc. For more information about TYSABRI, please visit http://www.tysabri.com/, http://www.biogenidec.com/ or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Pharmaceuticals, Inc., is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares are listed on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

###